Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Bitfufu Inc. on Amendment No. 1 to Form F-4 (File No. 333-276181) of our report dated December 18, 2023, which includes an explanatory paragraph as to Arisz Acquisition Corp.’s ability to continue as a going concern and an explanatory paragraph as to the restatement of previously issued financial statements, with respect to our audits of the financial statements of Arisz Acquisition Corp. as of September 30, 2023 and 2022 and for the years ended September 30, 2023 and 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

East Hanover, NJ

January 12, 2024